Exhibit 5.1

Claire Keast-Butler

+44 20 7556 4211

ckeastbutler@cooley.com

Bicycle Therapeutics plc

B900 Babraham Research Campus

Cambridge

CB22 3AT

United Kingdom

24 May 2021

Ladies and Gentlemen:

Re:	Bicycle Therapeutics plc — Prospectus Supplement — Exhibit 5.1

1.	INTRODUCTION

1.1	We have acted as English legal advisers to Bicycle Therapeutics plc, a public limited company incorporated in England and Wales (the “Company”), in connection with the preparation and filing on the date hereof with the U.S. Securities and Exchange Commission (the “SEC”) of a prospectus supplement (the “Prospectus Supplement”).

1.2	The Prospectus Supplement relates to part of a registration statement on Form S-3 that the Company filed with the SEC on 5 June 2020 (the “S-3 Registration Statement”). The S-3 Registration Statement relates to the registration for issue and sale by the Company of (a) ordinary shares with a nominal value of £0.01 each in the capital of the Company (“Ordinary Shares”), (b) American Depositary Shares representing Ordinary Shares (“ADSs”), (c) preference shares in the capital of the Company (“Preference Shares”), (d) debt securities in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt (“Debt Securities”), (e) warrants for the purchase of Ordinary Shares, Ordinary Shares represented by ADSs, Preference Shares and/or Debt Securities in one or more series (“Warrants”), (f) rights to purchase any of the securities as described in the S-3 Registration Statement (“Rights”) and (g) units comprised of one or more of the aforementioned securities as described in the S-3 Registration Statement in any combination (“Units”) (the Ordinary Shares, ADSs, Preference Shares, Debt Securities, Warrants, Rights and Units together, the “Securities”), in each case to the public in a registered offering or offerings, with the aggregate offering price of up to US$250,000,000.

1.3	In accordance with the terms of a New York law governed controlled equity offeringSM sales agreement dated 5 June 2020 between Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc (the “Sales Agents”) and the Company (the “Sales Agreement”), the Company may offer and sell ADSs having an aggregate offering price of up to US$100,000,000 (the “Placement ADSs”) from time to time through the Sales Agents pursuant to the Prospectus Supplement.

1.4	We are rendering this letter at the request of the Company in connection with the S-3 Registration Statement and the Prospectus Supplement. We have taken instructions solely from the Company.

1.5	Except as otherwise defined in this letter, capitalised terms used have the respective meanings given to them in the Base Prospectus (as defined below) and headings are for ease of reference only and shall not affect interpretation.

1.6	All references to legislation in this letter are to the legislation of England unless the contrary is indicated, and any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof, as in force on the date of this letter.

Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK
t: +44 (0) 20 7583 4055 f: +44 (0) 20 7785 9355 cooley.com

Cooley (UK) LLP is a limited liability partnership and is registered in England and Wales with registered number OC395270. Our registered office is at the address above. Cooley (UK) LLP is authorised and regulated by the Solicitors Regulation Authority (SRA number 617791). A list of the members of Cooley (UK) LLP and their professional qualifications is open to inspection at its registered office. The word 'partner,' used in relation to Cooley (UK) LLP, refers to a member of Cooley (UK) LLP or an employee or consultant of Cooley (UK) LLP (or any affiliated firm) of equivalent standing.

Page Two

2.	DOCUMENTS

For the purpose of issuing this letter, we have reviewed the following documents only:

2.1	a PDF executed copy of the Sales Agreement;

2.2	a PDF copy of the Prospectus Supplement;

2.3	a PDF copy of the base prospectus included in the S-3 Registration Statement (the “Base Prospectus”);

2.4	a PDF copy of the S-3 Registration Statement;

2.5	a certificate dated 24 May 2021 signed by the Company’s company secretary (the “Secretary’s Certificate”) relating to certain factual matters as at the date of the Secretary’s Certificate and having annexed thereto copies (certified by the Company’s company secretary as being true, complete, accurate and up-to-date in each case) of the following documents:

(a)	PDF copies of written resolutions of the shareholders of the Company passed on 13 May 2019 including: (i) an ordinary resolution of the shareholders of the Company authorising its directors to allot new shares in the capital of the Company or to grant rights to subscribe for or to convert any security into shares in the Company, up to a maximum aggregate nominal amount of £150,000 (the “Allotment Authority”); and (ii) a special resolution of the shareholders of the Company empowering the directors of the Company to allot equity securities pursuant to the Allotment Authority as if the statutory pre-emption rights contained in section 561(1) of the Companies Act 2006 (the “Companies Act”) did not apply to such allotment (the “Shareholder Written Resolutions”);

(b)	a PDF copy of the notice of the annual general meeting (the “Notice of AGM”) of shareholders of the Company to be held on 28 June 2021 (the “2021 AGM”) containing, inter alia: (i) an ordinary resolution of the shareholders of the Company authorising its directors to allot new shares in the capital of the Company or to grant rights to subscribe for or to convert any security into shares in the Company, up to a maximum aggregate nominal amount of £250,000 (the “2021 AGM Allotment Authority”); and (ii) a special resolution of the shareholders of the Company empowering the directors of the Company to allot equity securities pursuant to the 2021 AGM Allotment Authority as if the statutory pre-emption rights contained in section 561(1) of the Companies Act did not apply to such allotment (the “2021 AGM Resolutions”);

(c)	a PDF copy of the minutes of a meeting of the board of directors of the Company (the “Board” or the “Directors”) held on 21 May 2020 (the “May Board Meeting”) including resolutions: (i) authorising the filing of the S-3 Registration Statement; (ii) authorising the officers of the Company to take steps to prepare and file the S-3 Registration Statement; (iii) approving the transactions contemplated under the Sales Agreement; and (iv) authorising the execution of the Sales Agreement (the “May Board Minutes”);

(d)	a PDF copy of the written resolutions of the Board passed on 21 May 2021 (the “Board Written Resolutions”) authorising the allotment, issue and sale by the Company of the new Ordinary Shares to be represented by the Placement ADSs (the “New Shares”) for an aggregate offering amount up to US$100,000,000 in one or more “at the market” offerings pursuant to the S-3 Registration Statement, the Prospectus Supplement and the Sales Agreement, at the price and upon such terms as the Board or the strategic committee of the Board (the “Strategic Committee”) or Kevin Lee, as Chief Executive Officer of the Company, shall approve;

(e)	a PDF copy of the written resolutions of the Strategic Committee passed on 5 June 2020 resolving to, inter alia, (i) approve the form of Sales Agreement and (ii) authorise and appoint Kevin Lee (as Chief Executive Officer) and Lee Kalowski (as Chief Financial Officer) to execute and deliver the Sales Agreement (the “Strategic Committee Written Resolutions”); and

(f)	PDF copies of the current articles of association of the Company adopted on 23 May 2019 (the “Articles”), the certificate of incorporation of the Company dated 27 October 2017 and certificate of incorporation on re-registration of the Company as a public company dated 22 May 2019.

Page Three

3.	SEARCHES

In addition to examining the documents referred to in paragraph 2 (Documents), we have carried out the following searches only:

3.1	an online search at Companies House in England and Wales (“Companies House”) with respect to the Company, carried out at 9:32 a.m. (London time) on 24 May 2021 (the “Online Search”); and

3.2	a telephone enquiry at the Companies Court in London of the Central Registry of Winding-up Petitions in England and Wales with respect to the Company, carried out at 10:11 a.m. (London time) on 24 May 2021 (the “Telephone Enquiry” and, together with the Online Search, the “Searches”).

4.	OPINION

Subject to the assumptions set out in paragraph 5 (Assumptions), the scope of the opinion set out in paragraph 6 (Scope of Opinion) and the reservations set out in paragraph 7 (Reservations), we are of the opinion that, as at the date of this letter, the New Shares, once they have been allotted and issued, delivered and paid for as described in the Prospectus Supplement and registered in the name of the recipient in the register of members of the Company, will be duly and validly issued, fully paid and will not be subject to any call for payment of further capital.

5.	ASSUMPTIONS

In giving the opinion in this letter, we have assumed (without making enquiry or investigation) that:

5.1	all signatures, stamps and seals on all documents are genuine. All original documents are complete, authentic and up-to-date, and all documents submitted to us as a copy (whether by email or otherwise) are complete and accurate and conform to the original documents of which they are copies and that no amendments (whether oral, in writing or by conduct of the parties) have been made to any of the documents since they were examined by us;

5.2	where a document has been examined by us in draft or specimen form, it will be or has been duly executed in the form of that draft or specimen;

5.3	each of the individuals who signs as, or otherwise claims to be, an officer of the Company is the individual whom they claim to be and holds the office they claim to hold;

5.4	where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or similar arrangement;

5.5	all documents, forms and notices which should have been delivered to Companies House in respect of the Company have been and will be so delivered;

Page Four

5.6	the information revealed by the Searches is true, accurate, complete and up-to-date in all respects, and there is no information which should have been disclosed by the Searches that has not been disclosed for any reason and there has been no alteration in the status or condition of the Company since the date and time that the Searches were made, and that the results of the Searches will remain true, complete, accurate and up-to-date as at each date of the allotment and issue of the New Shares (each such date, a “Bring-Down Date”);

5.7	no notice has been received by the Company which could lead to the Company being struck off the register of companies under section 1000 of the Companies Act and no such notice shall have been received as at each Bring-Down Date;

5.8	the Articles remain in full force and effect and no alteration has been made or will be made to the Articles, in each case prior to each Bring-Down Date;

5.9	to the extent that the obligations of the Company under the Sales Agreement may be dependent upon such matters, each of the parties to Sales Agreement (other than, to the extent expressly set out in the opinions given in this letter, the Company):

(a)	is duly organised, validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation;

(b)	is in compliance, generally, with all applicable laws, rules and regulations to which it is subject, its constitutional documents and any judicial or administrative judgements, awards, injunctions or orders binding upon it or its property;

(c)	has the capacity, power and authority to execute, deliver and perform the Sales Agreement;

(d)	is duly qualified to engage in the activities contemplated by the Sales Agreement and will not be in breach of any of its respective obligations under any document, contract, instrument or agreement as a result of its entry into and performance of its obligations under the Sales Agreement;

(e)	is authorised under all applicable laws of its jurisdiction and domicile to submit to the jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan as specified in the Sales Agreement and has validly submitted to such jurisdiction; and

(f)	has validly authorised, executed and delivered all relevant documents;

and that each of the foregoing remains the case as at each Bring-Down Date;

5.10	the Sales Agreement (and any other documents referred to therein) constitutes legal, valid and binding obligations of each of the parties thereto, enforceable under all applicable laws and that the Sales Agreement will remain in full force and effect at each Bring-Down Date;

5.11	there is an absence of fraud or mutual mistake of fact or law or any other arrangements, agreements, understandings or course of conduct or prior or subsequent dealings amending, rescinding or modifying or suspending any of the terms of the Sales Agreement or which would result in the inclusion of additional terms therein, and that the parties have acted in accordance with the terms of the Sales Agreement;

5.12	in relation to the S-3 Registration Statement, the Base Prospectus, the Prospectus Supplement and the allotment and issue of the New Shares, the Directors have acted and will act in the manner required by section 172 of the Companies Act and that each issuance of the New Shares pursuant to the S-3 Registration Statement and the Prospectus Supplement will be made in good faith and on bona fide commercial terms and on arms’ length terms and for the purposes of carrying on the business of the Company;

Page Five

5.13	the Company is, and the Company and each party to the Sales Agreement will at all times remain, in compliance with all applicable anti-corruption, anti-money laundering, anti-terrorism, sanctions and human rights laws and regulations;

5.14	the S-3 Registration Statement has become effective under the Securities Act and such effectiveness shall not have been terminated or rescinded prior to each Bring-Down Date, and the Base Prospectus and the Prospectus Supplement have each been filed with the SEC;

5.15	the May Board Minutes referred to in paragraph 2.5 (Documents) are a true record of the proceedings described therein, and that the May Board Meeting was duly conducted as described therein, duly constituted and convened and all constitutional, statutory and other formalities were duly observed (including, if applicable, those relating to the declaration of Directors’ interests or the power of interested Directors to vote), a quorum was present throughout, the requisite majority of Directors voted in favour of approving the resolutions and the resolutions passed at the May Board Meeting were duly adopted, have not been revoked or varied and remain in full force and effect as at the date of each letter and each Bring-Down Date;

5.16	the resolutions set out in the Board Written Resolutions referred to in paragraph 2.5 (Documents) were validly passed as written resolutions in accordance with the Articles, that all eligible directors of the Company (being all the directors of the Company who would have been entitled to vote on the matter had it been proposed as a resolution at a directors’ meeting, but excluding any director whose vote is not to be counted in respect of a particular matter) have signed one or more copies of the Board Written Resolutions, that all relevant provisions of the Companies Act and the Articles were complied with and the Articles were duly observed (including, if applicable, those relating to the declaration of Directors’ interests or the power of interested Directors to vote) and such resolutions were duly adopted, and have not been revoked or varied and remain in full force and effect as at the date of this letter and each Bring-Down Date;

5.17	the Strategic Committee Written Resolutions referred to in paragraph 2.5 (Documents) were duly passed as written resolutions in accordance with the Articles, that all eligible members of the Strategic Committee (being all the members of the Strategic Committee who would have been entitled to vote on the matter had it been proposed as a resolution at a meeting of the Strategic Committee, but excluding any member of the Strategic Committee whose vote is not to be counted in respect of a particular matter) have signed one or more copies of the Strategic Committee Written Resolutions, that all relevant provisions of the Companies Act and the Articles were complied with and the Articles were duly observed (including, if applicable, those relating to the declaration of members of the Strategic Committee’s interests or the power of interested members of the Strategic Committee to vote) and such resolutions were duly adopted and have not been revoked or varied and remain in full force and effect as at the date of this letter and each Bring-Down Date;

5.18	the Shareholder Written Resolutions referred to in paragraph 2.5 (Documents) were duly passed as written resolutions on 13 May 2019, that the requisite majority of eligible shareholders have signed one or more copies of the Shareholder Written Resolutions, that all provisions of the Companies Act and the Articles were duly observed and that such Shareholder Written Resolutions were duly passed and have not been revoked or varied and remain in full force and effect as at the date of this letter and each Bring-Down Date, and that all filings required to be made with Companies House in connection therewith have been made within the relevant time limits;

5.19	the 2021 AGM will be duly convened and held on 28 June 2021 at which all constitutional, statutory and other formalities will be duly observed, a quorum of shareholders will be present throughout and the 2021 AGM Resolutions referred to in paragraph 2.5 (Documents) will be duly passed and will have not been revoked or varied and will remain in full force and effect as at each Bring-Down Date on or after 28 June 2021, and that all filings required to be made with Companies House in connection therewith will be made within the relevant time limits;

Page Six

5.20	all of the New Shares will be allotted and issued pursuant to the authority and power granted to the Directors pursuant to section 551 and section 570 of the Companies Act, respectively and as applicable, under the Shareholder Written Resolutions (or, assuming that they are duly passed at the 2021 AGM, resolutions 8 and 9 as set out in the Notice of AGM), and that that authority and that power are and shall remain unutilised to a sufficient extent to enable the allotment and issue of all of the New Shares;

5.21	any sales of Placement ADSs will be made in accordance with the limitations imposed by the Board or the Strategic Committee as set out in any applicable resolution of the Board or Strategic Committee;

5.22	there will be no fact or matter (such as bad faith, coercion, duress, undue influence or a mistake or misrepresentation before or at the time any agreement or instrument is entered into, a subsequent breach, release, waiver or variation of any right or provision, an entitlement to rectification or circumstances giving rise to an estoppel) which might affect the allotment and issue of the New Shares;

5.23	the Company has not taken any corporate or other action and no steps have been taken nor any legal proceedings have been started against the Company for the liquidation, winding-up, dissolution or reorganisation, or for the appointment of a liquidator, receiver, trustee, administrator, administrative receiver or similar officer of the Company or all or any of its assets (or any analogous proceedings in any jurisdiction) and the Company is not unable to pay its debts as they fall due within the meaning of section 123 of the Insolvency Act 1986, as amended (the “Insolvency Act”) or becomes unable to pay its debts within the meaning of that section as a result of any of the transactions contemplated in this letter, is insolvent or has been dissolved;

5.24	all agreements and documents examined by us that are governed by the laws of any jurisdiction other than England are on the date of this letter legal, valid and binding under the laws by which they are (or are expected to be) governed;

5.25	there are no provisions of the laws of any jurisdiction outside England that would have any implication for the opinion which we express in this letter and that, insofar as the laws of any jurisdiction outside England may be relevant to this letter, such laws have been and will be complied with;

5.26	we note that the Sales Agreement provides that it is to be governed by and construed in accordance with New York law. We express no opinion as to any matters governed by New York law. As lawyers not qualified in New York, we are not qualified or able to assess the true meaning or import of the terms of the Sales Agreement under New York law, and we have made no investigation of such meaning or import. Therefore, our review of the Sales Agreement has been limited to their terms as they appear to us on their face. We have assumed that the choice of New York law in the Sales Agreement is valid as a matter of New York law and the Sales Agreement and each of their respective provisions are valid, binding and enforceable under New York law and the law of any other jurisdiction whose law applies, other than law covered expressly in an opinion included in this letter. We have also assumed that, under New York law, any court named in the forum selection clauses of the Sales Agreement will have jurisdiction over the parties and the subject matter of any action brought in that court under the Sales Agreement;

5.27	all statements of fact and representations and warranties as to matters of fact (except as to matters expressly set out in the opinion given in this letter) contained in or made in connection with any of the documents examined by us were true and correct as at the date given and are true and correct at today’s date and no fact was omitted therefrom which would have made any of such facts, representations or warranties incorrect or misleading;

5.28	all consents, licences, approvals, authorisations, notices, filings and registrations that are necessary under any applicable laws or regulations in connection with the transactions contemplated by the S-3 Registration Statement, the Base Prospectus and/or the Prospectus Supplement have been or will be duly made or obtained and are, or will be, in full force and effect;

Page Seven

5.29	no Placement ADSs or New Shares have been or shall be offered to the public in the United Kingdom in breach of the Financial Services and Markets Act 2000, as amended (the “FSMA”), the EU Prospectus Regulation (Regulation (EU) 2017/1129) as retained by the United Kingdom, as amended by the Prospectus (Amendment etc.) (EU Exit) Regulations 2019 (SI 2019/1234), the Official Listing of Securities, Prospectus and Transparency (Amendment etc.) (EU Exit) Regulations 2019 (SI 2019/707) and the Financial Services (Miscellaneous Amendments) (EU Exit) Regulations 2020 (SI 2020/628) (the “UK Prospectus Regulation”) or of any other United Kingdom laws or regulations concerning offers of securities to the public, and no communication has been or shall be made in relation to the Placement ADSs or New Shares in breach of section 21 (Restrictions on financial promotion) of the FSMA or any other United Kingdom laws or regulations relating to offers or invitations to subscribe for, or to acquire rights to subscribe for or otherwise acquire, shares or other securities;

5.30	in issuing the Securities, the Company is not carrying on a regulated activity (within the meaning of section 19 (The general prohibition) of FSMA);

5.31	all applicable provisions of the EU Market Abuse Regulation (Regulation (EU) No 596/2014) retained by the United Kingdom, as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/210) (“UK MAR”), the UK Prospectus Regulation, the FSMA, the Financial Services Act 2012 (the “FS Act”), and all rules and regulations made pursuant to UK MAR, the UK Prospectus Regulation, the FSMA and the FS Act, have been and will be complied with as regards anything done in relation to the Placement ADSs and the New Shares or otherwise in relation to the Sales Agreement or S-3 Registration Statement and the transactions contemplated thereby in, from or otherwise involving England (including, without limitation, articles 14 (Prohibition of insider dealing and of unlawful disclosure of inside information) and 15 (Prohibition of market manipulation) of UK MAR, sections 19 (The general prohibition) and 21 (Restrictions on financial promotion) of the FSMA and sections 89 (Misleading statements), 90 (Misleading impressions) and 91 (Misleading statements etc. in relation to benchmarks) of the FS Act);

5.32	the Company’s place of central management and control is not, and will not be, at each Bring-Down Date, the UK, the Channel Islands or the Isle of Man for the purposes of the City Code on Takeovers and Mergers; and

5.33	no application has been or will be made for the Placement ADSs or the New Shares to be listed or admitted to trading on a regulated market, multilateral trading facility or organised trading facility situated or operating in the United Kingdom.

6.	SCOPE OF OPINION

6.1	The opinion given in this letter is limited to English law as it would be applied by English courts on the date of this letter.

6.2	We express no opinion in this letter on the laws of any other jurisdiction. We have not investigated the laws of any country other than England and we assume that no foreign law affects any of the opinion stated in paragraph 4 (Opinion).

6.3	We express no opinion as to any agreement, instrument or other document other than as specified in this letter. For the purposes of giving the opinion in paragraph 4 (Opinion), we have only examined and relied on those documents set out in paragraph 2 (Documents) and made those searches and enquiries set out in paragraph 3 (Searches), respectively. We have made no further enquiries concerning the Company or any other matter in connection with the giving of the opinion in paragraph 4 (Opinion).

6.4	No opinion is expressed with respect to taxation in the United Kingdom or otherwise in this letter.

Page Eight

6.5	We have not been responsible for investigating or verifying the accuracy of the facts or the reasonableness of any statement of opinion or intention, contained in or relevant to any document referred to in this letter, or that no material facts have been omitted therefrom.

6.6	The opinion given in this letter is given on the basis of each of the assumptions set out in paragraph 5 (Assumptions) and is subject to each of the reservations set out in paragraph 7 (Reservations) to this letter. The opinion given in this letter is strictly limited to the matters stated in paragraph 4 (Opinion) and does not extend, and should not be read as extending, by implication or otherwise, to any other matters.

6.7	This letter only applies to those facts and circumstances which exist as at today’s date and we assume no obligation or responsibility to update or supplement this letter to reflect any facts or circumstances which may subsequently come to our attention, any changes in laws which may occur after today, or to inform the addressee of any change in circumstances happening after the date of this letter which would alter the opinion given in this letter.

6.8	We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion in the S-3 Registration Statement, the Base Prospectus or the Prospectus Supplement, or that no material facts have been omitted therefrom.

6.9	This letter is given by Cooley (UK) LLP and no partner or employee assumes any personal responsibility for it nor shall owe any duty of care in respect of it.

6.10	This letter, the opinion given in it, and any non-contractual obligations arising out of or in connection with this letter and/or the opinion given in it, are governed by and shall be construed in accordance with English law as at the date of this letter.

7.	RESERVATIONS

7.1	The Online Search described at paragraph 3.1 (Searches) is not capable of revealing conclusively whether or not:

(a)	a winding-up order has been made or a resolution passed for the winding-up of a company;

(b)	an administration order has been made; or

(c)	a receiver, administrative receiver, administrator or liquidator has been appointed,

since notice of these matters may not be filed with the Registrar of Companies in England and Wales immediately and, when filed, may not be entered on the public database or recorded on the public microfiches of the relevant company immediately.

In addition, such a company search is not capable of revealing, prior to the making of the relevant order, whether or not a winding-up petition or a petition for an administration order has been presented.

7.2	The Telephone Enquiry described at paragraph 3.2 (Searches) relates only to a compulsory winding-up and is not capable of revealing conclusively whether or not a winding-up petition in respect of a compulsory winding-up has been presented, since details of the petition may not have been entered on the records of the Central Registry of Winding-up Petitions in England and Wales immediately or, in the case of a petition presented to a County Court in England and Wales, may not have been notified to the Central Registry of Winding-up Petitions in England and Wales and entered on such records at all, and the response to an enquiry only relates to the period of approximately four years prior to the date when the enquiry was made. We have not made enquiries of any District Registry or County Court in England and Wales.

Page Nine

7.3	The opinion set out in this letter is subject to: (i) any limitations arising from applicable laws relating to insolvency, bankruptcy, administration, reorganisation, liquidation, moratoria, schemes or analogous circumstances; and (ii) an English court exercising its discretion under section 426 of the Insolvency Act (co-operation between courts exercising jurisdiction in relation to insolvency) to assist the courts having the corresponding jurisdiction in any part of the United Kingdom or any relevant country or territory.

7.4	We express no opinion as to matters of fact.

7.5	We have made no enquiries of any individual connected with the Company.

8.	DISCLOSURE AND RELIANCE

8.1	This letter is addressed to you solely for your benefit in connection with the S-3 Registration Statement, the Prospectus Supplement and the transactions contemplated thereunder. We consent to the filing of this letter as an exhibit to the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the Securities Act or the rules and regulations promulgated thereunder.

8.2	This letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose, other than for the purpose set out in above in paragraph 8.1, without our prior written consent, which may be granted or withheld at our sole discretion.

Yours faithfully

/s/ Cooley (UK) LLP

Cooley (UK) LLP